Exhibit 4.1

Share Certificate

Certificate Number	Number of Shares

Starbox Group Holdings Ltd.

Incorporated in the Cayman Islands under the Companies Act (as Revised)

Authorized Share Capital is US$9,990,000 divided into

i)	543,875,000 Class A Ordinary Shares of a nominal or par value of US$0.018 each;
ii)	8,000,000 Class B Ordinary Shares of a nominal or par value of US$0.018 each;
iii)	3,125,000 Preferred Shares of a nominal or par value of US$0.018 each.

This certifies that [Name] of [Address] is the registered holder of [Number] Class A Ordinary Shares fully paid and non-assessable, subject to the Amended and Restated Memorandum and Articles of Association of the Company.

GIVEN under the Common Seal of the said Company this [date].

The Common Seal of the Company was hereunto affixed.

Director